Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Unitholders
Linn Energy, LLC:

We consent to the incorporation by reference in the registration statements on Form S-1 (No. 333-182305) and Form S-4 (No. 333-187484) of LinnCo, LLC of our reports dated February 24, 2013, with respect to the consolidated balance sheets of Linn Energy, LLC as of December 31, 2012 and 2011, and the related consolidated statements of operations, unitholders’ capital, and cash flows for each of the years in the three-year period ended December 31, 2012, and the effectiveness of internal control over financial reporting as of December 31, 2012, which reports are incorporated by reference in this Current Report on Form 8-K/A of LinnCo, LLC, dated February 24, 2014.

/s/ KPMG LLP
Houston, Texas
February 24, 2014